Exhibit 21.1

American Software, Inc. Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation

American Software France S.A.	France

American Software Research and Development Corporation	Georgia

American Software U.K., Ltd.	United Kingdom

American Software USA, Inc.	Georgia

ASI Properties, Inc.	Georgia

Logility, Inc.	Georgia

New Generation Computing, Inc.	Florida

The Proven Method, Inc.	Georgia

Demand Management, Inc.	Georgia